SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated July 7, 2016, filed by the Company with the Mercado de Valores de Buenos Aires S.A. and the Comisión Nacional de Valores.

By letter dated July 7, 2016, IRSA Propiedades Comerciales SA (the “Company”) informed that it has acquired from FEG Entretenimientos S.A. (“EHSA”) a 25% additional stake in Entertainment Holdings S.A., a company in which IRSA Propiedades Comerciales already owned a 50%. The amount of the transaction was set at ARS 66.5 million, from which 50% has already been paid and the remaining will be cancelled in two equal payments in 60 and 90 days.
Additionally, the Company sold 5% of EHSA shares to Mr. Diego Finkelstein, who already owned a 25% stake of EHSA. The amount of the transaction was set at ARS 13.45 million, having received the payment for 50% while the remaining will be received in two equal payments in 60 and 90 days.
Consequently, the Company holds 70% of the capital stock and voting rights of EHSA and Mr. Diego Finkelstein the remaining 30%.
EHSA holds, directly and indirectly, a 100% stake of OGDEN Argentina S.A. (“OASA”) and a 95% stake of ENUSA.
OASA holds a 50% of the capital stock and voting rights of La Rural S.A. (“LRSA”), which has the right to commercially exploit an emblematic fairgrounds in the City of Buenos Aires, called “Predio Ferial de Palermo”, while Sociedad Rural Argentina (“SRA”) holds the remaining 50% stake.
OASA has the management of LRSA given the agreements with SRA that include the right to nominate the president-with nullifying vote in certain issues- and the general manager.
ENUSA is mainly dedicated to organize certain shows in the fairgrounds.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

July 7, 2016	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets